Exhibit 99.1
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) is pleased to announce the preliminary consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”) as below:
ACCOUNTING AND BUSINESS DATA
Unit: RMB’000

			Increase/
		2009	Decrease	2008
Income Items	2010	(Restated)*	(%)	(Restated)*
Total revenues	13,484,448	12,385,757	8.87	11,688,655
Total operating expenses	11,327,270	10,448,645	8.41	10,032,424
Profit form operations	2,110,118	1,920,304	9.88	1,677,855
Profit before tax	1,925,307	1,684,790	14.28	1,464,514
Profit after tax	1,484,918	1,341,387	10.70	1,193,907
Profit attributable to equity holders	1,486,062	1,342,450	10.70	1,193,668
Basic earnings per share (RMB)	0.21	0.19	10.53	0.17
Earnings per ADS (RMB)	10.49	9.48	10.65	8.43
Assets and Liabilities Items	At December 31, 2010	At December 31, 2009 (Restated)*	Increase/ Decrease (%)	At January 1, 2009 (Restated)*
Total assets	30,604,502	29,427,247	4.00	29,011,905
Shareholders’ equity interests (Non-controlling interests not included)	24,168,017	23,248,638	3.95	22,472,791
Net assets per share (RMB)	3.41	3.28	3.96	3.17

*	Please refer to “Changes in Accounting Policies” for details.

SHARE CAPITAL STRUCTURE AND SHAREHOLDERS
Share capital structure
As at December 31, 2010, the share capital structure of the Company was consisted of:
Unit: share

Class of shares	Amount	As a percentage of total capital
A shares with selling restrictions	274,798,700	3.88%
A shares without selling restrictions	5,377,438,300	75.91%
H shares	1,431,300,000	20.21%
Total	7,083,537,000	100%
Shareholders
So far as the Directors, Supervisors and other senior management are aware, at the end of this reporting period, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:
Unit: share

Percentage of such shares in the same
					class of the		Percentage
	Class of	Number of			issued share		of total share
Name of shareholder	shares	shares held		Capacity	capital (%)		capital (%)
GRGC	A shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Blackrock, Inc.	H shares	99,949,640 10,885,250	(L) (S)	Investment manager	6.98 0.76	(L) (S)	1.41 0.15	(L) (S)
Credit Suisse Group AG	H shares	88,857,489 87,442,358	(L) (S)	Beneficial owner	6.21 6.11	(L) (S)	1.25 1.23	(L) (S)
FIL Limited	H shares	86,564,000	(L)	Investment manager	6.05	(L)	1.22	(L)

Note:	The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes lending pool.

Public float
As of the end of the period of the report, the Company is in compliance with the Listing Rules of Shanghai Stock Exchange and the Listing Rules of Hong Kong Stock Exchange as regard to sufficiency of public float.
Pre-emptive right
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
Purchase, sale or redemption of the shares of the Company
As of the end of the period of the report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.
FINAL DIVIDEND
The Board recommended the payment of a final dividend of RMB0.09 per share, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares, totaling RMB637.51833 million. The above proposal will be submitted to the 2010 annual general meeting for approval.
According to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law taking effect since January 1, 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on behalf. After the above-mentioned enterprise income tax, non-resident enterprise shareholders holding H shares will receive a dividend of RMB0.081 per share.
MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Business overview
In 2010, with the global economy continued to improve, macro economy in the PRC recovered significantly, the gradual release of freight transportation capacity of Wuhan to Guangzhou section of Beijing-Guangzhou Railway, and the success of Shanghai Expo, Asian Games and Asian Para Games in Guangzhou, the Company faced an advantageous operating surrounding. The management and all staff made joint aggressive efforts. They increased traffic and revenue through continuously strengthening marketing efforts and enhanced transportation resources while stringently controlling related costs and expenses. These efforts aimed to minimize the impact of above mentioned unfavorable factors. The Company achieved safety and stability in its transportation operation with steady increase in transportation revenue and profitability.

In 2010, the operating revenues of the Company were RMB13,484 million, representing an increase of 8.87% from RMB12,386 million in 2009, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB8,104 million, RMB1,361 million, RMB3,116 million and RMB904 million, respectively, accounting for 60.10%, 10.09%, 23.11% and 6.70% of the total revenues, respectively. Profit from operation was RMB2,110 million, a year-on-year increase of 9.88% from RMB1,920 million; profit attributable to equity holders was RMB1,486 million, a year-on-year increase of 10.70% from RMB1,342 million.
2. Analysis of businesses and revenues
(1) Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at December 31, 2010, the Company operated 224 pairs of passenger trains in accordance with its daily train schedule, among which there were 110 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 101 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)
Passenger Transportation Revenues (RMB’000)	8,104,125.7	7,195,716.8	12.62
— Guangzhou-Shenzhen trains	2,361,260.3	2,046,648.5	15.37
— Through Trains	413,691.5	378,423.1	9.32
— Long-distance trains	5,329,173.9	4,770,645.2	11.71
Passenger delivery volume (’000 persons)	84,922.6	81,838.2	3.77
— Guangzhou-Shenzhen trains	36,947.8	33,494.4	10.31
— Through Trains	3,093.6	2,799.0	10.53
— Long-distance trains	44,881.2	45,544.9	(1.46)
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
— Guangzhou-Shenzhen trains	63.91	61.10	4.60
— Through Trains	133.72	135.18	(1.08)
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers
(million passenger-kilometers)	27,472.00	27,233.10	0.88
Revenue per passenger-kilometer (RMB)	0.29	0.26	11.54

Guangzhou-Shenzhen inter-city express trains
The main reasons for the increases in passenger delivery volume and revenue of Guangzhou-Shenzhen inter-city trains were: (1) thanks to the recovery of Chinese macroeconomic especially the Guangdong, Hongkong and Macau’s regional economy, the exchange volume business and travel passenger increased; (2) our Guangzhou-Shenzhen inter-city trains began to make stops at each of the intermediary stations from May 1, 2009, bringing about the growth of passenger traffic at the intermediary stations; (3) since June 18, 2010, the cost of one way ticket of Guangzhou-Shenzhen inter-city trains was raised by RMB5, leading to an increase in transportation income; (4) since July 1, 2010, the number of Guangzhou-Shenzhen inter-city trains increased to 110 pairs (including 19 pairs of back up trains), leading to an increase in overall capacity.
Hong Kong Through Trains
The increase in revenue from Hong Kong Through Trains was mainly due to (1) recovery of Chinese macroeconomic and the strengthening of the economic and trade exchanges between Guangdong, Hongkong and Macau boost the business and travel passenger volume; (2) the hold of Shanghai Expo, Asian Games and Asian Para Games in Guangzhou contributed to the increasing passenger volume.
Long-distance trains
The decrease in passenger delivery volume of long-distance trains was mainly due to: after the launching and operating of the Wuhan to Guangzhou high-speed railway since December 2009, in order to optimize the railway transportation resource, transport organization between the Wuhan to Guangzhou section of Beijing to Guangzhou railway has been adjusted timely, cancelled certain long-distance trains which used to ran between the section, despite the fact that the holding of Shanghai Expo, Asian Games and Asian Para Games increased the passenger volume for long distance trains. The revenue from long-distance trains recorded a considerable increase in 2010.
The main reasons for the increase were: (1) the Company increased the number of long-distance trains from Guangzhou to Tongren, Guangzhou to Xinyang since March 21 and April 17, 2010 respectively, leading to a considerable increase in revenue; (2) after the held of Shanghai Expo, the Company departed the Shenzhen to Shanghai special train timely leading to an increase in passenger revenue; (3) after the cancellation of certain long-distance trains running between the Wuhan to Guangzhou section of Beijing to Guangzhou railway, the occupancy rate of other long-distance trains running through the section has increased, coupled with an increase in the transportation revenue.

(2) Freight transportation
Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)
Freight Transportation Revenues (RMB’000)	1,360,821.9	1,210,118.2	12.45
— Outbound freight	339,955.6	285,185.9	19.20
— Inbound freight, including arrival and pass-through freight	925,608.4	836,408.1	10.66
— Other revenues from freight transportation	95,257.9	88,524.2	7.61
Tonnage of freight (’000 tonnes)	67,931.7	61,987.1	9.59
— Outbound freight	20,962.8	17,622.4	18.96
— Inbound freight, including arrival and pass-through freight	46,968.9	44,364.7	5.87
Revenue per tonne (RMB)	20.03	19.52	2.61
Total tonne-kilometers (million tonne-kilometers)	15,191.43	13,446.70	12.98
Revenue per tonne-kilometer (RMB)	0.09	0.09	—
The main reasons for the increases in freight volume and revenue were: (1) with the global economy continued improving, China macroeconomy recovered, the railway freight transportation business rebounded significantly; (2) thanks to the launching and operating of the Wuhan to Guangzhou high-speed railway, the Company fully utilized the favorable opportunity, actively strengthened the marketing and capacity of load and unload, with the freight tonnage, especially the outbound freight tonnage, showing a significant increase; (3) from December 13, 2009, the national basic freight transportation price raised RMB0.7 cent per tonne kilometer, also contributed to the increase in the revenue of freight transportation.

(3) Railway network usage and services
Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)
Railway network usage and services (RMB’000)	3,115,911.3	3,105,653.6	0.33
— Locomotive traction	1,372,592.2	1,359,905.4	0.93
— Track usage	965,407.4	1,026,675.7	(5.97)
— Electric catenary	282,878.9	283,336.5	(0.16)
— Vehicle coupling	307,625.1	275,361.8	11.72
— Other services	187,407.7	160,374.2	16.86
•	The main reasons for decrease in track usage were: after the launching and operating of Wuhan to Guangzhou section, other railway bureaus (companies) gradually terminate the long distance trains from Wuhan to Guangzhou, resulting in a decrease in the related income received by the Company.

•	The main reasons for decrease in vehicle coupling were: upon the gradual termination of Wuhan to Guangzhou section of Beijing — Guangzhou long distance trains, freight transportation capacity is released, the number of freight trains between Guangzhou and Pinshi increased, which led to an increase of vehicle coupling services provision of the Company.

•	The main reasons for increase in other services were: increase in ticket selling services provided by Wuhan — Guangzhou High Speed Railway Company Limited and increase in other customers relevant services.
(4) Other businesses
Other businesses of the Company mainly include sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation. In 2010, revenues from other businesses of the Company were RMB904 million, representing an increase of 3.35% from RMB874 million in 2009. The main reason was the increase in sales of food, beverages and goods provided on the Guangzhou-Wuhan high speed trains.

3. Main items and analysis of operating costs and expenses
Unit: RMB’000

			Increase/
		2009	Decrease
	2010	(Restated)	(%)	Analysis of reasons
Costs of railway businesses	10,481,496	9,651,278	8.60	—
— Business tax	312,265	266,951	16.97	Increased as operation income increased.
— Labor and benefits	2,662,299	2,277,057	16.92	(1) in 2010, employees’ salary and benefits were improved;
(2) social security and housing scheme expenses increased as numbers of employees increased, together with relevant expenses;
				(3) retirement benefits increased.
— Equipment leases and services	3,235,868	2,974,805	8.78	(1) increase in railway network usage and service fees due to introduction of Guangzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long distance trains etc;
				(2) the Company increased long distance trains in 2010 and additional temporary services provided during the Chinese New Year led to an increase in rental expense of locomotive and passenger trains;
				(3) increased in freight tonnage resulting in the increase in train usage.
— Lease of land use right	52,400	51,200	2.34	—
— Materials and supplies	1,457,769	1,395,333	4.47	(1) increased in Guangzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long distance trains and upgrades in Guangzhou-Xi’an, Guangzhou-Wanzhou trains lead to an increase in material consumption cost;
				(2) upon the large-scale train diagram readjustments in November 2009 and April 2010, workload of electric driven trains of the Company increased significantly, leading to an increase in utility expenses.
— Repair expenses (excluding materials and supplies)	828,438	588,331	40.81	(1) the Company completed substantial part of the CRHs phrase 3 repair in 2010; (2) increased in route selection and passenger trains repair expenses.
— Depreciation of fixed assets	1,325,032	1,267,907	4.51	auxiliary projects of Guangzhou-Shenzhen line, completion of Guangzhou station and Guangdong station were recognized as fixed assets in 2009.

Unit: RMB’000

			Increase/
		2009	Decrease
	2010	(Restated)	(%)	Analysis of reasons
— Amortisation of leasehold land payment	15,001	15,001	0.00	—
— Social services fees	144,750	373,321	(61.23)	Before January 1, 2010, the Company had to pay for substantial part of railway staff expenses for whom provided railway operation security services. Since January 1, 2010, the management of railway security staff was changed due to reform of the railway management system, the Company was required to pay for less expenses proportionally. In addition, such expenses were no longer credited as “social services fees” but as “utility and office expenses” instead.
— Utility and office expenses	125,989	111,816	12.68	Since January 1, 2010, the management of railway security staff was changed due to reform of the railway management system, relevant expenses such as security expense were no longer credited as “social services fees” but as “utility and office expenses” instead.
— Others	321,685	329,556	(2.39)	—
Costs of other businesses	845,774	797,367	6.07	(1) in 2010, employees’ salary and benefits were improved;
(2) as other business sectors developed, relevant material and fuel consumption cost also increased;
				(3) social security and housing scheme expenses increased as numbers of employees increased, together with relevant expenses.
Other expenses, net	47,060	16,808	179.99	Mainly due to increase in loss on retirement of fixed assets.
Finance cost	186,172	236,287	(21.21)	The Company issued medium term notes at the end of 2009, proceeds were used to replace bank loans with high interest rates, certain bank loans were settled by internal funding, therefore the year-on-year bank loan interest reduced significantly.
Income taxes expenses	440,389	343,403	28.24	During the reporting period, revenue increased and effective tax rate was increased to 22% from 20%.

4. Analysis of financial position
(1) The table below sets forth the main items in the balance sheets as at December 31, 2010 and December 31, 2009:
Unit: RMB’000

		December 31,	Increase/
	December 31,	2009	Decrease
	2010	(Restated)	(%)
Total assets	30,604,502	29,427,247	4.00
Non-current assets	26,410,482	27,010,925	(2.22)
Current assets	4,194,020	2,416,322	73.57
Total liabilities	6,381,926	6,122,892	4.23
Non-current liabilities	3,764,473	3,737,688	0.72
Current liabilities	2,617,453	2,385,204	9.74
Shareholders’ equity	24,222,576	23,304,355	3.94
Total assets of the Company were RMB30,605 million, representing an increase of 4.00% from those at the end of 2009, among which non-current assets were RMB26,410 million, representing a decrease of 2.22% from those at the end of 2009, mainly due to net fixed assets decreased as accumulated depreciation increased; current assets were RMB4,194 million, representing an increase of 73.57% from those at the end of 2009, mainly due to bank deposits increased as operating income increased.
Total liabilities of the Company were RMB6,382 million, representing an increase of 4.23% from those at the end of 2009, among which non-current liabilities were RMB3,764 million, representing an increase of 0.72% from those at the end of 2009, mainly due to the amortization cost of bonds payable (calculated by effective rate method) increased; current liabilities were RMB2,617 million, representing an increase of 9.74% from those at the end of 2009, mainly due to increase in material purchase payable and corporate income tax payable.
As at the end of 2010, the gearing ratio (total liabilities/total assets) of the Company was 20.85%.
As of December 31, 2010, the Company had no charge on any of its assets and had not provided any guarantees.
As of December 31, 2010, the Company did not have any entrusted deposits.
(2) Items related to fair value estimation
As of December 31, 2010 the Company did not have any item related to fair value estimation.

5. Cash Flow Analysis
In 2010, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, payment of taxes and dividends. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.
Unit: RMB’000

			Increase/
Item	2010	2009	Decrease
Cash flows from operating activities, net	3,331,458	2,617,533	713,925
Cash flows from investment activities, net	(1,188,763)	(2,096,154)	907,391
Cash flows from financing activities, net	(599,288)	(966,680)	367,392
In 2010, net cash inflows from operating activities were RMB3,331 million, representing an increase of RMB714 million as compared to 2009, mainly due to the increase in cash-settled income received by the Company as the turnover increased.
In 2010, cash outflows used in investment activities, net were RMB1,189 million, representing a decrease of RMB907 million compared to 2009, mainly due to the decrease in capital investments and short-term deposit of less than three months during the year.
In 2010, cash outflows used in financing activities, net were RMB599 million, representing a decrease of RMB367 million compared to 2009, mainly due to the repayment of the remaining bank borrowings with internal funds by the Company after repayment of the majority of bank borrowings with the proceeds from debenture financing in the 2009.
FUTURE PROSPECTS
1. Business environment and key work points of 2011
In 2011, the global economy will remain on the path of mild recovery, whereas the PRC economy will successfully shake off the negative impacts of the international financial crisis and pick up a momentum of normal growth. The railway transportation industry will experience rapid growth with the commencement of operation of several express passenger lines or inter-city rail networks. Coupled with the 26th Summer Universiade to be held in Shenzhen in August 2011, the Company expects that the passenger and freight businesses will stay on a trend of steady growth. In 2011, the Company will be specially dedicated to the following works:
(1) improving safety supervision mechanism and strengthening safety basis.

(2) proactively commencing marketing research efforts on the passenger transportation market and explore new growth points for the passenger transportation business. On the one hand, the Company will continue to perfect the marketing research efforts on the passenger transportation market. In particular, corresponding marketing proposals will be tailored according the situation after the commencement of operation of the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong special line, with the aim to maintain the passenger flow. On the other hand, the Company will aggressively negotiate with the local government departments for addition of Pinghu and Xintang to the local transportation plan as train stops for the Guangzhou-Shenzhen inter-city line. Moreover, the Company will continue to reinforce the research efforts on the feasibility report for additional domestic long-distance train lines.
(3) continuing to leverage on the transportation capacity brought by the Wuhan-Guangzhou section of the Beijing-Guangzhou line to further step up the marketing efforts for freight transportation, explore new freight sources and strive for the opening of more direct freight trains.
(4) reinforcing budget management, to better its cost-saving efforts while ensuring the safety of transportation and service quality.
(5) timely reinforcing the research on domestic and overseas capital markets for the potential further expansion of the Company.
On 24 March 2011, the Company’s business plan for 2011 was considered and approved at the nineteenth meeting of the fifth session of the Board. The Company plans to realize a passenger traffic volume of 29,000 million passenger-kilometers and a freight traffic volume of 17,000 million tonne-kilometers. For capital commitments and operational commitments for the year ended December 31, 2010, please refer to Note 39 to financial statements.
2. Analysis of principal operating risks
Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may differ at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:
(1) Risks related to operating environment: As a principal provider of railway transportation services between Shenzhen, Guangzhou and Pingshi, the Company conducts passenger and freight transportation businesses mainly in Guangdong and Hong Kong. The level of economic growth in the two regions will directly influence the development of our businesses, for example, a slowdown in the economic growth in the two regions may lead to a decrease in the demands for railway services, thus affects the businesses of the Company.

(2) Risks related to market competition: Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. We compete with bus, ferry and air services in terms of price, convenience, frequency, service quality and safety. Furthermore, with the opening to traffic of various express passenger lines in China and the improvement of the railway networks in the Pearl River Delta, the competition in the service territory of the Company will change dramatically, which may pose great challenges to our passenger and freight transportation business.
(3) Risks related to railway tariff fluctuation and adjustment: Transportation tariff is one important factor that influences the Company’s operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.
(4) Financial risks
Foreign exchange risk: The Company currently holds a certain amount of United States dollars (“USD”) and Hong Kong dollars (“HKD”) bank deposits. It also earns revenues in HKD from certain of its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.
Interest rate risk: Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks. The Company does not hold any market risk-sensitive instruments for trading purposes. The Company has certain amount of bonds outstanding. If there are relatively strong fluctuations in the rates of interest for the relevant deposits, the operating results of the Company will be affected. The bonds payable were at fixed rates, and expose the Company to fair value interest rate risk.
(5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.

EMPLOYEES
As at December 31, 2010, the Company had in total 32,179 employees, representing a decrease of 991 from 33,170 in 2009. Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along the
	Guangzhou-Pingshi line or in
	Guangzhou area or along	Employees
Employees’ benefits	the Guangzhou-Shenzhen line	residing in Shenzhen
Housing fund	9%	13%
Retirement pension	18%	18%
Supplemental retirement pension	Four times to the amount paid by the employee individual.
	(The amount paid by the employee individual is determined by length of service, which is classified every five years and shall be adjusted timely according to the increase of employee’s salary.)
Basic medical insurance	7%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Work-related injury insurance	0.5%	0.5%
Unemployment insurance	0.2%	0.2%
Other welfare fund	6%	8%
As of December 31, 2010, the Company has 13,392 retired employees in total, endowment insurance of which are paid by Guangdong Social Insurance Fund Administration.
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2010. The total expenses for these training programs in 2010 were approximately RMB12.5442 million, involving 417,329 person units.
BANK BORROWINGS
The Company did not have any bank borrowings as at December 31, 2010.
MATERIAL LITIGATION
The Company was not involved in any material litigation or arbitration in the period of the report.
AUDITORS
On June 22, 2010, the Company held the 2009 Annual General Meeting of Shareholders, at which resolutions were passed to re-engage PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and re-engage PricewaterhouseCoopers as the overseas auditors of the Company for 2010.

CHANGES IN ACCOUNTING POLICIES
1. Change in accounting policy for fixed assets
The Company’s first financial statements prepared under IFRS were for the year ended December 31, 1996, with the start of the earliest comparative period being 1 January 1994. During the period from January 1, 1994 to December 31, 1996, the Company was required, due to the Initial Public Offering, by the applicable laws and regulations of the PRC to undertake a valuation of the to-be-listed fixed assets by an independent appraisal firm and the values arising from this valuation became the deemed costs of the related fixed assets included the Company’s PRC statutory financial statements.
However, prior to the improvements to IFRSs (2010) issued in May 2010, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS. As this valuation was performed as at a date later than the date of transition to IFRS, the Company was not permitted at that time to adopt these valuations as deemed cost for the purposes of its IFRS financial statements.
With the improvements to IFRSs (2010) issued in May 2010, IFRS 1 was revised and the revalued amounts can become deemed costs so long as the revaluation takes place at periods before or during the first-time adopters’ first set of IFRS financial statements. In addition, International Accounting Standard Board (“IASB”) has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this.
The Company early adopted the aforementioned improved IFRS 1 from January 1, 2010. The impact of the improved IFRS 1 was applied retrospectively and the comparative financial information has also been restated. The effect of the change is tabulated below:

	As at	As at	As at
	December 31,	December 31,	January 1,
	2010	2009	2009
	RMB’000	RMB’000	RMB’000

Increase in fixed assets	863,187	890,636	918,225
Decrease in deferred income tax assets	(217,084)	(223,123)	(228,641)
Increase in share premium	1,270,011	1,270,011	1,270,011
Decrease in retained earnings	(623,908)	(602,498)	(580,427)

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Increase in operating expenses	27,449	27,171	37,106
Increase in other expense, net	—	418	42
Decrease in income tax expense	(6,039)	(5,518)	(6,687)
Decrease in profit for the period	21,410	22,071	30,461

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Decrease in earnings per share for profit attributable to the equity holders of the Company during the period — Basic and diluted	—	—	—
2. Change in accounting policy for government grants
Under IAS 20 “Accounting for government grants and disclosure of government assistance”, government grants related to fixed assets are presented in the financial statements either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the related fixed asset. Prior to January 1, 2010, the Company accounted for government grant related to fixed assets as a deduction to the carrying amount of the related fixed assets. The grants are recognised in profit or loss over the lives of the related fixed assets by way of a reduced depreciation charge. With the consideration of the following, the Company changed its accounting policy during the current year to account for government grants related to fixed assets as deferred income that is recognised in profit or loss on a systematic basis over the useful lives of the related fixed assets:
—	The practice of other listed companies with similar background;

—	Eliminating the difference between the Company’s financial statements under IFRS and its PRC statutory financial statements; and

—	The change will provide reliable and more relevant information regarding the relevant government grants received by the Company.
The change in the accounting policy for government grants has been accounted for retrospectively.
The effect of the change is tabulated below:

	As at	As at	As at
	December 31,	December 31,	January 1,
	2010	2009	2009
	RMB’000	RMB’000	RMB’000

Increase in fixed assets	95,093	97,120	100,495
Increase in deferred government grants	95,093	97,120	100,495

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Increase in operating expenses	3,388	3,375	3,963
Decrease in other expense, net	(3,388)	(3,375)	(3,963)

CONFIRMATION BY INDEPENDENT DIRECTORS OF CONNECTED TRANSACTIONS
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during 2010 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.
AUDIT COMMITTEE
The Audit Committee consists of three independent non-executive Directors of the Company. The principal duties of the Audit Committee include reviewing and supervising the financial reporting procedure and internal control of the Company. The financial statements of the Company for the year ended December 31, 2010 have been reviewed by the Audit Committee.
CORPORATE GOVERNANCE
The Company and its Directors hereby confirm that the Company has complied, in 2010, with the applicable code provisions set out in the Code on Corporate Governance Practice (“Corporate Governance Code”) contained in Appendix 14 of the Listing Rules promulgated by the Stock Exchange of Hong Kong Limited.
By Order of the Board
Xu Xiaoming
Chairman
Shenzhen, the PRC
March 24, 2011
As at the date of this announcement, the executive Directors are Mr. Xu Xiaoming, Mr. Shen Yi and Mr. Luo Qing; the non-executive Directors are Mr. Guo Zhuxue, Mr. Li Liang and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui.

The financial information set out below is extracted from the Company’s financial statements for the year ended December 31, 2010 prepared under IFRS. It does not constitute the Company’s financial statements prepared under PRC Generally Accepted Accounting Principles. Financial statements prepared under IFRS for the year ended December 31, 2010, which contain an unqualified auditors’ reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Hong Kong Exchange’s website http://www.hkex.com.hk and the Company’s website http://www.gsrc.com.
The financial information in the preliminary results announcement of the Company for the year ended December 31, 2010 were compared by PricewaterhouseCoopers, auditor of the Company, against the figures in the consolidated financial statements of the Company for the year prepared in accordance with IFRS. The work of PricewaterhouseCoopers does not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagement and Hong Kong Standards on Assurance Engagements issued by Hong Kong Institute of Certified Public Accountants, therefore PricewaterhouseCoopers did not make any assurance regarding this preliminary results announcement.
Forward-looking statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with SEC.

CONSOLIDATED BALANCE SHEET
As at December 31, 2010
(All amounts in Renminbi thousands)

			As at
	As at December 31,		January 1,
	2010	2009 Restated	2009 Restated

ASSETS
Non-current assets
Fixed assets	24,466,130	25,036,329	24,922,566
Construction-in-progress	752,862	662,183	504,775
Prepayments for fixed assets and construction-in-progress	21,650	60,134	151,972
Leasehold land payments	560,391	576,379	592,368
Goodwill	281,255	281,255	281,255
Investments in associates	120,661	119,547	120,705
Deferred tax assets	112,621	97,307	103,097
Deferred employee costs	5,964	79,736	99,614
Available-for-sale investments	53,826	53,826	48,326
Long-term receivable	35,122	44,229	48,136

	26,410,482	27,010,925	26,872,814

Current assets
Materials and supplies	255,079	231,110	201,923
Trade receivables	592,819	483,218	272,051
Prepayments and other receivables	78,564	72,343	96,865
Short-term deposits	608,500	514,000	7,300
Cash and cash equivalents	2,659,058	1,115,651	1,560,952

	4,194,020	2,416,322	2,139,091

Total assets	30,604,502	29,427,247	29,011,905

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	7,083,537	7,083,537	7,083,537
Share premium	11,564,581	11,564,581	11,564,501
Other reserves	2,087,957	1,932,131	1,797,229
Retained earnings	3,431,942	2,668,389	2,027,524
— Proposed final dividend	637,518	566,683	566,683

	24,168,017	23,248,638	22,472,791
Non-controlling interests	54,559	55,717	55,948

Total equity	24,222,576	23,304,355	22,528,739

			As at
	As at December 31,		January 1,
	2010	2009 Restated	2009 Restated

LIABILITIES
Non-current liabilities
Borrowings	—	—	3,390,000
Deferred income related to government grants	95,093	97,120	100,495
Bonds payable	3,471,994	3,465,801	—
Employee benefits obligations	197,386	174,767	237,422

	3,764,473	3,737,688	3,727,917

Current liabilities
Trade payables	1,174,644	791,355	640,856
Payables for fixed assets and construction-in-progress	477,806	674,652	764,609
Dividends payable	54	45	47
Income tax payable	181,465	116,036	48,977
Accruals and other payables	783,484	803,116	790,760
Borrowings	—	—	510,000

	2,617,453	2,385,204	2,755,249

Total liabilities	6,381,926	6,122,892	6,483,166

Total equity and liabilities	30,604,502	29,427,247	29,011,905

Net current assets/(liabilities)	1,576,567	31,118	(616,158)

Total assets less current liabilities	27,987,049	27,042,043	26,256,656

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the year ended December 31, 2010
(All amounts in Renminbi thousands, except for earnings per share data)

	Year ended December 31,
	2010	2009
		Restated

Revenue from Railroad Businesses
Passengers	8,104,126	7,195,717
Freight	1,360,822	1,210,118
Railway network usage and services	3,115,911	3,105,654

	12,580,859	11,511,489
Revenue from Other Businesses	903,589	874,268

Total revenue	13,484,448	12,385,757

Operating expenses:

Railroad Businesses
Business tax	(312,265)	(266,951)
Labour and benefits	(2,662,299)	(2,277,057)
Equipment leases and services	(3,235,868)	(2,974,805)
Land use right leases	(52,400)	(51,200)
Materials and supplies	(1,457,769)	(1,395,333)
Repairs and facilities maintenance costs, excluding materials and supplies	(828,438)	(588,331)
Depreciation of fixed assets	(1,325,032)	(1,267,907)
Amortisation of leasehold land payments	(15,001)	(15,001)
Social services expenses	(144,750)	(373,321)
Utility and office expenses	(125,989)	(111,816)
Others	(321,685)	(329,556)

	(10,481,496)	(9,651,278)

Other Businesses
Business tax	(26,359)	(24,671)
Labour and benefits	(373,420)	(347,842)
Materials and supplies	(334,501)	(318,123)
Depreciation of fixed assets	(24,178)	(24,783)
Amortisation of leasehold land payments	(987)	(988)
Utility and office expenses	(86,329)	(80,960)

	(845,774)	(797,367)

Total operating expenses	(11,327,270)	(10,448,645)

Other expense, net	(47,060)	(16,808)

		Year ended December 31,
	Notes	2010	2009 Restated

Profit from operations		2,110,118	1,920,304

Finance costs		(186,172)	(236,287)
Share of results of associates		1,361	773

Profit before income tax		1,925,307	1,684,790

Income tax expense	2	(440,389)	(343,403)

Profit for the year		1,484,918	1,341,387

Other comprehensive income		—	—

Total comprehensive income for the year, net of tax		1,484,918	1,341,387

Profit attributable to:
Equity holders of the Company		1,486,062	1,342,450
Non-controlling interests		(1,144)	(1,063)

		1,484,918	1,341,387

Total comprehensive income attributable to:
Equity holders of the Company		1,486,062	1,342,450
Non-controlling interests		(1,144)	(1,063)

		1,484,918	1,341,387

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic	3	RMB0.21	RMB0.19

— Diluted	3	RMB0.21	RMB0.19

The accompanying notes form an integral part of these financial statements.

		2010	2009

Dividends	4	637,518	566,683

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2010
(All amounts in Renminbi thousands)

	Year ended December 31,
	2010	2009
Cash flows from operating activities
Cash generated from operations	3,889,382	3,108,375
Interest paid	(167,650)	(220,288)
Income tax paid	(390,274)	(270,554)

Net cash generated from operating activities	3,331,458	2,617,533

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables	(1,158,399)	(1,639,674)
Proceeds from sales of fixed assets	31,156	28,349
Interest received	29,127	24,440
Addition on available-for-sale investments	—	(7,500)
Increase in short-term deposits with maturities more than three months, net	(94,500)	(506,700)
Dividends received	3,853	4,931

Net cash used in investing activities	(1,188,763)	(2,096,154)

Cash flows from financing activities
Proceeds from bonds issuance	—	3,499,093
Addition from non-controlling interests	—	1,000
Repayments of borrowings	—	(3,900,000)
Dividends paid to non-controlling interests’ shareholders	(5)	(88)
Dividends paid to the Company’s shareholders	(566,683)	(566,685)
Payments for management fee of bond payables	(32,600)	—

Net cash used in financing activities	(599,288)	(966,680)

Net increase/(decrease) in cash and cash equivalents	1,543,407	(445,301)

Cash and cash equivalents at beginning of year	1,115,651	1,560,952

Cash and cash equivalents at end of year	2,659,058	1,115,651

Note:
1. SEGMENT INFORMATION
The chief operating decision-makers have been identified as senior executives. Senior executives review the Company’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Company.
Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.
The segment results for 2010 and 2009 are as follows:

	The Company’s Business		All other segments		Total
	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Restated				Restated

Segment revenue	13,249,298	12,212,031	245,977	173,726	13,495,275	12,385,757
Inter-segment revenue	—	—	(10,827)	—	(10,827)	—

Total revenue	13,249,298	12,212,031	235,150	173,726	13,484,448	12,385,757

Segment result	1,916,607	1,663,137	8,700	21,653	1,925,307	1,684,790

Finance costs	(186,101)	(236,437)	(71)	150	(186,172)	(236,287)
Share of results of associates	1,361	773	—	—	1,361	773
Depreciation	1,344,525	1,287,978	4,685	4,712	1,349,210	1,292,690
Amortisation of leasehold land payments	15,001	15,001	987	988	15,988	15,989
Write-down and amortisation of deferred employee costs	73,804	20,048	107	108	73,911	20,156
Recognition of employee benefits obligations	97,930	—	3,059	1,200	100,989	1,200
Impairment of construction-in-progress	—	448	—	—	—	448
Provision for doubtful accounts	(1,659)	299	(2)	115	(1,661)	414

A reconciliation of the segment results to profit of 2010 and 2009 is as follows:

	The Company’s Business		All other segments		Total
	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Restated				Restated
Segment result	1,916,607	1,663,137	8,700	21,653	1,925,307	1,684,790
Income tax expense	(434,752)	(337,689)	(5,637)	(5,714)	(440,389)	(343,403)

Profit for the year	1,481,855	1,325,448	3,063	15,939	1,484,918	1,341,387

The Company is domiciled in the PRC. All the Company’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Restated				Restated		Restated

Total segment assets	30,555,755	29,370,613	249,132	239,228	(200,385)	(182,594)	30,604,502	29,427,247

Total segment assets include: Investment in associates	120,661	119,547	—	—	—	—	120,661	119,547
Additions to non-current assets (other than financial instruments and deferred tax assets)	953,938	1,536,779	4,831	6,711	—	—	958,769	1,543,490

Total segment liabilities	6,410,992	6,145,644	94,864	73,800	(123,930)	(96,552)	6,381,926	6,122,892

There are approximately RMB11,520,698,000 (2009: RMB10,400,548,000) of the revenues of the Company which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.
2. INCOME TAX EXPENSE
Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.
On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2010 and 2009, the applicable income tax rate is 22% and 20% respectively.

An analysis of the current year taxation charges is as follows:

	2010	2009
	RMB’000	RMB’000
		Restated

Current income tax	455,703	337,613
Deferred income tax	(15,314)	5,790

	440,389	343,403

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010	2009
	RMB’000	RMB’000
		Restated

Profit before tax	1,925,307	1,684,790

Tax calculated at the statutory rate of 22% (2009: 20%)	423,567	336,958
Effect of tax rates differentials	118	(996)
Effect of share of results of associates	(299)	(155)
Effect of income not subject to tax	(848)	(590)
Effect of expenses not deductible for tax purposes	16,955	7,411
Tax losses for which no deferred tax asset was recognised	896	775

Income tax expense	440,389	343,403

The effective tax rate was 22.9% (2009: 20.4%). The increase was mainly caused by the increase in statutory tax rate as explained above.
3. EARNINGS PER SHARE
The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,486,062,000 (2009: RMB1,342,450,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2009: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.
4. DIVIDENDS
The dividends paid to the ordinary shareholders of the Group in 2010 and 2009 were RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2010	2009
	RMB’000	RMB’000

Final, proposed, of RMB0.09 (2009: RMB0.08) per ordinary share	637,518	566,683

At a meeting of the directors held on March 24, 2011, the directors proposed a final dividend of RMB0.09 per ordinary share for the year ended December 31, 2010, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2011.
The aggregate amounts of the dividends paid and proposed during 2010 and 2009 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.

5. COMMITMENTS
(a) Capital commitments
As at December 31, 2010, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group
	2010	2009
	RMB’000	RMB’000

Authorised but not contracted for	1,744,503	1,357,620

Contracted but not provided for	99,313	248,630

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow and bank facilities.
(b) Operating lease commitments
In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2010, the related lease rental paid and payable was RMB52,400,000 (2009: RMB51,200,000).
By Order of the Board
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
March 24, 2011